Exhibit A

Risks of Investing

THE PURCHASE OF CLASS A SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF CLASS A SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Class A Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on many factors, including some beyond our control. Nobody guaranties that you will receive distributions and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8 and again in 2022-3. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises.

Risks of Inflation and Rising Interest Rates: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve has responded by raising interest rates significantly. Both inflation and interest rates have decreased significantly from their highs, but inflation concerns persist.

The Company is Buying the Units from a Related Party: The Company will buy the Units from EP Orlando Condo Development II, LP, which is an affiliate of the Manager.

Value Could Decline: Factors that could cause the value of the Units to remain stable or decline include, but are not limited to:

●	Changes in interest rates

●	Competition from new and existing properties

●	Changes in national or local economic conditions

●	Environmental contamination or liabilities

●	Changes in the local neighborhood

●	Fires, floods, and other casualties

●	Uninsured losses

●	Undisclosed defects

●	Regulatory changes

●	Other events outside the Company’s control

Non-Paying Tenants: Where the Company decides to rent units to tenants, some tenants might simply refuse to pay rent. Others might experience financial difficulties that makes it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that the Units will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, competition and/or deteriorating economic conditions could put downward pressure on rents and occupancy levels or prevent us from raising rents in the future.

Political Risks: The Project is located in Orlando, Florida. In recent years, Florida has passed laws restricting access to abortion, removing reading material mentioning sexuality and race from schools, restricting the rights of gay and transgender citizens, and other similar measures. While popular among some groups, it is possible that the cumulative effect of these measures could be to reduce the number of Americans moving to the state and increase the number leaving, which could have an adverse effect on the Project, including our Units. For example, the NCAAP recently cautioned Black Americans about the risks of attending college in Florida.

Market Volatility: Condominium markets can be more volatile than single-family home markets. Economic downturns or shifts in local real estate trends may affect the demand for condominiums, potentially impacting the property’s value and the investor’s return.

Investments in Hotels, Hospitality Assets, and Condominium Assets: The investments in residential condominium assets affiliated with hotel, involve a high degree of risk associated with hospitality assets and are particularly sensitive to competition, changes in taste, economic conditions and local factors, among other variables.

Casualty and Condemnation: Investments in real estate are subject to the risks of partial or total condemnation in accordance with applicable law or regulation and casualty, whether arising from destruction by fire, earthquake, flood, hurricane, terrorism or otherwise. In either case, the Company’s investments (depending on such investments’ status as lender, borrower or equity owner) may be subject to one or more of the following liabilities: (i) lenders may require prepayments of outstanding loans with any proceeds arising from a casualty or condemnation recovery event (i.e., insurance coverage), (ii) insurance coverage may not be sufficient to cover renewal of an investment, (iii) renovations or developments with respect to an investment may be delayed and (iv) a seller may bear the risk of loss for such casualty or condemnation in connection with the disposition of an investment through the date of disposition.

Harmful Mold and Other Air Quality Issues: When excessive moisture accumulates in buildings or on building materials, mold may grow, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to radon, airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants in any Unity could require the Company to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected Unit or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose, directly or indirectly, the Company to liability from its tenants, employees of its tenants and others if property damage or health concerns arise.

Incomplete Due Diligence: The Manager and its affiliates performed significant “due diligence” on the Project and the Units. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager and its affiliates reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information.

Environmental Risks: As part of its due diligence, the Manager and its affiliates have conducted environmental assessments of the Project. However, no assessment is guaranteed, meaning that we could discover environment contamination in the Project only after we buy the Units. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, e.g., “slip and fall” injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the seller of the Units only very limited warranties. In effect, the Company will buy the Units on an “as is” basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance.

Uninsured Losses: We will try to ensure that our Units are covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project or our Units were damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might need more capital. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell than other kinds of assets, like publicly-traded stocks. There is no guaranty that we will be able to sell the Units when we want or need to sell them. In fact, the overall economic conditions that might cause us to want or need to sell the Units – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell them.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (e.g., arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term “forward-looking statements” means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.” The statement “We believe the Orlando market will continue to grow” is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We believe the Orlando market will continue to grow” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Class A Shares only if you are willing to entrust all aspects of the Company’s business to the Manager.

Reliance on Management Team: The Manager is a small company, with two principals. If either of our principals were to die, become seriously ill, or leave, it could damage our prospects.

No Market for the Class A Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Class A Shares:

●	There will be no public market for your Class A Shares, meaning you could have a hard time finding a buyer.

●	By law, for a period of one year you will be permitted to sell your Class A Shares only to certain permitted buyers, including the Company and “accredited investors.”

●	The Manager has the right to impose conditions on the sale of Class A Shares, and these conditions might not be acceptable to you.

●	If you want to sell your Class A Shares, the Manager has a first right of refusal to buy them.

Taking all that into account, you should plan to own your Class A Shares until the Units are sold.

No Registration Under Securities Laws: Neither the Company nor the Class A Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Class A Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Class A Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Units, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from accredited investors for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Class A Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Units will “pass through” the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

●	It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

●	It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

●	The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm’s length.

The Investment Agreement Limits Your Rights: The Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class A Shares:

●	In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you.

●	You would not be entitled to a jury trial.

●	You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

●	If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys’ fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

●	The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any “fiduciary duties” the Manager would otherwise owe to Investors.

●	The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

●	You waive your right to have the Company dissolved by a court.

●	Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

●	By signing the LLC Agreement, you waive your right to have the Company dissolved by a court.

●	The LLC Agreement restricts your right to sell or otherwise transfer your Class A Shares.

Breaches of Security: It is possible that our systems would be “hacked,” leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

The foregoing are not necessarily the only risks of investing.
Please consult with your professional advisors.